UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 7)*

ARMATA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

04216R 102

(CUSIP Number)

Innoviva, Inc.
1350 Old Bayshore Highway Suite 400
Burlingame, CA
877-202-1097
Attention: Pavel Raifeld
Chief Executive Officer

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. .. 04216R 102...
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Innoviva, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,421,600
	8	SHARED VOTING POWER 27,019,816
	9	SOLE DISPOSITIVE POWER 17,421,600
	10	SHARED DISPOSITIVE POWER 27,019,816
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,441,416 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.1% (2)
14	TYPE OF REPORTING PERSON CO

(1)	See Item 5.
(2)
Based on 30,727,091 shares of Common Stock outstanding as of March 14, 2022, as set forth on the Issuer’s Annual Report on Form 10K, plus 5,385,208 shares of Common Stock acquired by the Reporting Person on March 31, 2022 as disclosed on this Amendment No. 7 and shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.

CUSIP No. .. 04216R 102...
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Innoviva Strategic Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,019,816
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,019,816
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,019,816 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	See Item 5.
(2)
Based on 30,727,091 shares of Common Stock outstanding as of March 14, 2022, as set forth on the Issuer’s Annual Report on Form 10K, plus 5,385,208 shares of Common Stock acquired by the Reporting Person on March 31, 2022 as disclosed on this Amendment No. 7 and shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.

Explanatory Note

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends and supplements the initial Statement of Beneficial Ownership on Schedule 13D, as filed with the U.S. Securities and Exchange Commission (the “SEC”) by Innoviva, Inc. (“Innoviva”) on February 14, 2020, as amended and supplemented by Amendment No. 1 filed with the SEC on March 31, 2020 by Innoviva, as further amended and supplemented by Amendment No. 2 filed with the SEC on January 26, 2021 by Innoviva and Innoviva Strategic Opportunities LLC, a wholly-owned subsidiary of Innoviva (“Innoviva Sub”), as further amended and supplemented by Amendment No. 3 filed with the SEC on March 17, 2021 by Innoviva and Innoviva Sub, as further amended and supplemented by Amendment No. 4 filed with the SEC on April 1, 2021 by Innoviva and Innoviva Sub, as further amended and supplemented by Amendment No. 5 filed with the SEC on November 1, 2021 by Innoviva and Innoviva Sub, as further amended and supplemented by Amendment No. 6 filed with the SEC on February 11, 2022 by Innoviva and Innoviva Sub (the “Schedule 13D”), with respect to shares of common stock, $0.01 par value per share (“Common Stock”) of Armata Pharmaceuticals, Inc., a Washington corporation (the “Issuer”) and warrants to acquire additional shares of Common Stock of the Issuer (“Warrants”). Innoviva and Innoviva Sub (collectively, the “Reporting Persons”) are filing this amendment to reflect the acquisition of additional shares of Common Stock and Warrants.

Except as specifically amended and supplemented by this Amendment No. 6, the Schedule 13D (as amended) remains in full force and effect

Item 3. Source and Amount of Funds or Other Consideration

Item 3 in Schedule 13D is hereby supplemented as follows:

The aggregate purchase price for the Common Stock and Warrants reported in this Amendment No. 7 was approximately $26.9 million. The Common Stock and Warrants reported in this Amendment No. 7 were acquired with funds provided from working capital of the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 in Schedule 13D is hereby supplemented as follows:

As previously disclosed on the Amendment No. 6 to Schedule 13D, on February 9, 2022, the Reporting Persons entered into that certain Securities Purchase Agreement with the Issuer (the “Purchase Agreement”), pursuant to which the Issuer agreed to issue and sell to the Reporting Person, in a private placement, up to 9,000,000  newly issued shares of Common Stock and Warrants to purchase up to 4,500,000 shares of Common Stock, with an exercise price per share of $5.00, subject to satisfaction of certain conditions set forth in the Purchase Agreement, including approval by the stockholders of the Issuer as may be required by the applicable rules and regulations of New York Stock Exchange American.

On February 9, 2022 and in connection with the first closing under the Purchase Agreement, the Issuer issued to the Reporting Person 3,614,792 shares of Common Stock and Warrants to acquire an additional 1,807,396 shares of Common Stock of the Issuer (the “First Issuance”).

On March 31, 2022, the Issuer issued to the Reporting Person 5,385,208 shares of Common Stock and Warrants to acquire 2,692,604 shares of Common Stock of the Issuer (the “Second Issuance”).

The Reporting Person purchased the Common Stock and Warrants reported in this Amendment No. 7 for investment purposes.  On the date of this Amendment No. 7, the Reporting Persons collectively own 25,076,769 shares of Common Stock of the Issuer and warrants to acquire an additional 19,364,647 shares of Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer

The first paragraph in Item 5 in Schedule 13D is hereby amended and restated as follows:

The Reporting Persons collectively may be deemed to have beneficial ownership of 44,441,416 shares of Common Stock, representing approximately 80.1% of the outstanding shares of Common Stock of the Issuer as of the date of this Amendment No. 7 to the Schedule 13D, based on 30,727,091 shares of Common Stock outstanding as of March 14, 2022, as set forth on the Issuer’s Annual Report on Form 10K, plus 5,385,208 shares of Common Stock acquired by the Reporting Person on March 31, 2022 as disclosed on this Amendment No. 7, and shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.

Except as set forth in this Schedule 13D (as amended), the Reporting Persons did not acquire or sell any shares of Common Stock or other securities of the Issuer during the last 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2022

INNOVIVA, INC.

By:   /s/ Pavel Raifeld
                Name: Pavel Raifeld
                Title: Chief Executive Officer

INNOVIVA STRATEGIC OPPORTUNITIES LLC
 BY INNOVIVA, INC (ITS MANAGING MEMBER)

By:   /s/ Pavel Raifeld
                Name: Pavel Raifeld
                    Title: Chief Executive Officer